UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

May 2, 2022

(Date of Report (Date of earliest event reported))

NEXGENT, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-2578749
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

135 N. 2nd Avenue, 6th Floor Phoenix, Arizona 85003	85003
(Address of principal executive offices)	(Zip code)

(512) 648-6891
(Registrant’s telephone number, including area code)

Units each comprising of Class B Common Stock and warrants to purchase shares of Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

The Form 1-K of NexGenT, Inc. (the “Company”) was due to be filed on May 2, 2022. The Company has not yet filed that 1-K and therefore no offers or sales may be made under Regulation A at this time.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NexGent T, Inc.

By:	/s/ Terry Kim
Terry Kim
Chief Executive Officer

Date: May 2, 2022